ALEXCO RESOURCE CORP.
(the "Company")

NOTICE OF CHANGE OF YEAR-END

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission

AND TO:	Toronto Stock Exchange

THE COMPANY HEREBY GIVES NOTICE THAT:

(a)	the Company has decided to change its financial year-end;

(b)	the reason is to better align the Company's fiscal year with its operating year and its reporting peer group;

(c)	the Company's old financial year-end is June 30;

(d)	the Company's new financial year-end is December 31;

(e)

the length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the Company's transition year and its new financial year are as follows:

	(i)	the three-month period ending September 30, 2011 and the comparative three- month period ended September 30, 2010;

	(ii)	the six-month period ending December 31, 2011 and the comparative 12- month period ended June 30, 2011;

	(iii)	the three-month period ending March 31, 2012, the comparative balance sheet as at December 31, 2011, and the comparative three-month period ended March 31, 2011;

	(iv)	the six-month period ending June 30, 2012, the comparative balance sheet as at December 31, 2011, and the comparative six-month period ended June 30, 2011;

	(v)	the nine-month period ending September 30, 2012, the comparative balance sheet as at December 31, 2011, and the comparative nine-month period ending September 30, 2011; and

	(vi)	the 12-month period ending December 31, 2012, the comparative six-month period ending December 31, 2011, and the comparative 12-month period ended June 30, 2011.

(f)	the filing deadlines for the interim and annual financial statements for the Company's transition year are as follows:

	(i)	the filing deadline for the Company's interim financial statements for the period ending September 30, 2011 is December 14, 2011; and

	(ii)	the filing deadline for the Company's annual financial statements for the year ending December 31, 2011 is March 30, 2012.

DATED at Vancouver, British Columbia, this 28th day of November, 2011.

ALEXCO RESOURCE CORP

Per:	"Signed"
David Whittle, Chief Financial Officer